Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33.3.0015258-0 Publicly-Held Company

COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33.3.0027761-7 Publicly-Held Company	Oi S.A. (formerly Brasil Telecom S.A.) Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”) and Oi S.A. (formerly Brasil Telecom S.A.) (“Oi” and, together with TNL, Telemar and Coari, the “Oi Companies”), in furtherance of the information disclosed in the Material Fact/Notice to Shareholders of February 27, 2012, discloses to its shareholders and the market in general that the withdrawal period for eligible dissenting shareholders of TNL and Telemar to exercise their withdrawal rights in connection with the extraordinary general shareholders’ meetings held on February 27, 2012, which approved the transactions comprising the corporate reorganization of the Oi Companies (the “Corporate Reorganization”), expired on this date.

Pursuant to the provisions of article 137, paragraph 3 of Law No. 6,404/76, the Oi Companies disclose that general shareholders meetings to reconsider the decisions that approved the Corporate Reorganization will not be called.

In accordance with the terms of the Material Facts disclosed on February 23 and 27, 2012, the Oi Companies reafirm that today was the record date with regard to the distribution of redeemable Oi shares to the shareholders of Oi, and that beginning on March 30, 2012, trading of the shares of Oi will take place ex-distribution. The amount due with respect to the redemption of these shares will be paid on April 9, 2012, the same date on which the amount due to any dissenting shareholders of TNL and Telemar will be paid.

The shares of TNL, Telemar, Coari and Oi will continue to trade on the Sāo Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) under the symbols TNLP3, TNLP4, TMAR3, TMAR5, TMAR6, COAR3, COAR4, BRTO3 and BRTO4 through April 5, 2012, the effective date of the corporate reorganization. Beginning on April 9, 2012, the common and preferred shares of Oi will be traded under the symbols OIBR3 and OIBR4 and the trading name “Oi”.

Also through April 5, 2012, the American Depositary Shares (“ADSs”) representing shares of Oi and TNL will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbols TNE, BTM and BTM.C and beginning on April 9, 2012, ADSs the representing shares of Oi will begin trading on the NYSE under the symbols OIBR and OIBR.C

The Oi Companies will keep their shareholders and the market appraised of the result of the calculation of the withdrawal rights and the procedures for the auction of the fractions of Oi shares that result from the corporate reorganization.

Rio de Janeiro, March 29, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Oi S.A.